Dynacq Healthcare, Inc.

10304 Interstate 10 East, Suite 369

Houston, Texas 77029

Tel: (713) 378-2000. Fax: (713) 378-3155

February 14, 2007

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

Mr. Todd Sherman

Staff Accountant

Mr. Don Abbott

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Dynacq Healthcare, Inc.
Form 10-K for Fiscal Year Ended August 31, 2006
Filed November 21, 2006
File No. 000-21574

Dear Sirs:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated February 6, 2007 regarding the filing listed above by Dynacq Healthcare, Inc. (the “Company”). For easy reference, our responses repeat the comments, with corresponding numbering, set forth in the Staff’s letter.

1.	We believe your disclosures regarding revenue recognition and accounts receivable could be improved. Please provide us the following information in a disclosure-type format:

a.	For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

Response:

The Company does not change its prior contractual allowance percentage from that which was calculated pursuant to its revenue recognition policy. The Company does adjust current period revenue for actual differences in estimated revenue recorded in prior periods and actual cash collections. As the Company is able to identify specific closed blocks of business, the Company compares the actual cash collections on gross billed charges to the estimated collections that were recorded in revenue. The Company records additional revenue or a reduction in revenue in the current period equal to the difference in the estimate recorded and the actual cash collected.

The Company has recorded additional revenue on three specific blocks of business during the last three fiscal years as follows:

1. During the year ended August 31, 2004, the Company collected $11,671,153 on a block of business generated at our Baton Rouge Facility (which was acquired in January 2003) between January 2003 and August 2003. Gross billings on this block of receivables were $16,421,414. The contractual allowance booked on this block of receivables was $5,583,281 or approximately 34.0%, generating net revenue of $10,838,133. Since the Company actually collected $11,671,153 on this block of receivables, additional revenue in the amount of $833,019 was recorded in fiscal year 2004.

2. During the year ended August 31, 2006, the Company collected $4,928,992 on a block of business generated at our Garland Facility (which was acquired in August 2003) between September 2003 and December 2004. Gross billings on this block of receivables were $8,482,598. The contractual allowance booked on this block of receivables was $5,986,285 or approximately 70.6%, generating net revenue of $2,496,313. Since the Company actually collected $4,928,992 on this block of receivables, additional revenue in the amount of $2,400,000 was recorded in fiscal year 2006.

3. During the year ended August 31, 2006, the Company collected $3,572,519 on a block of business generated at our Garland Facility between January 2005 and February 2006. Gross billings on this block of receivables were $6,604,840. The contractual allowance booked on this block of receivables was $4,531,716 or approximately 68.6%, generating net revenue of $2,073,124. Since the Company actually collected $3,572,519 on this block of receivables, additional revenue in the amount of $1,500,000 was recorded in fiscal year 2006.

Attached is a table summarizing the above discussion, marked as Exhibit 1.

b.	Quantify and discuss the reasonably likely effects that a change in estimate of unsettled amounts from third party payors as of the latest balance sheet date could have on financial position and operations.

Response:

The most likely source of change in estimate of unsettled amounts from third party payors as of the latest balance sheet date would be from the disposition of receivables in the Medical Dispute Resolution process (“MDRs”). Based on the Company’s balance sheet approach analysis of the Accounts Receivables as of August 31, 2006, the net receivables are estimated at $56.1 million. The MDRs have been reasonably valued at approximately 28% of $141.4 million, or $39.6 million, in this analysis. In addition, old MDR accounts totaling $8 million have been valued at zero. The Company does not write up the Accounts Receivable based on the balance sheet approach analysis in accordance with its Revenue Recognition Policy.

As is explained in more detail in the Form 8-K of the Company filed on January 19, 2007 and in our response to the Staff’s Comment 2 appearing below, the State Office of Administrative Hearings (“SOAH”) has recently issued an En Banc Panel Order (the “Order”) supporting the Company’s claims for reimbursement in approximately 490 inpatient stop-loss cases pending in SOAH’s Consolidated Docket. As a result of the Order, each of the Company’s MDR cases pending in the Consolidated Stop-Loss Docket at SOAH will now be heard and determined on the merits of each case, applying the decision in the Order. Although the Company is unable to predict the timing of the resolution or the ultimate success of its position in those cases, it believes that the Order will expedite the resolution process and enhance the probability of collection in those cases. If the Company ultimately collects what in management’s opinion it is entitled to under the Texas workers’ compensation rules and regulations, the Company should be reimbursed at the rate of 75% in the case of inpatient charges, or 70% in the case of outpatient charges, of gross billings, less amounts already received, plus accrued interest.

Because of the recent date of the issuance of the Order, the absence of any SOAH decisions to date applying the decisions contained in that Order, uncertainties regarding the outcome of the cases now being set for trial, and the possibilities of settlement for less than the amount sought in those cases, the Company is unable to quantify the reasonably likely effects of the Order on the Company’s financial position and operations.

c.	In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the table should indicate the past due amounts and a break down by payor classification (i.e. Workers’ Compensation, Commercial, Medicare, Medicaid and Self-pay). We would expect Self-pay and amounts subject to the Medical Dispute Resolution (MDR) process to be separately classified from any other grouping.

Response:

Please see the attached tables marked as Exhibit 2 and 3 of financial class mix concentrations and related aging of accounts receivable as of August 31, 2006 and 2005, respectively. Management uses these financial classes as its reporting criteria.

The percentage of gross receivables by financial class in the attached schedules does not agree with the percentages contained in footnote 14 of the Form 10-K filed for the fiscal year ended August 31, 2006, due to the fact that some of the old MDRs were classified as workers’ compensation instead of as MDRs. This will be corrected in future filings.

Some financial classes have not been written off in accordance with Company policy and still show substantial amounts in the aging bucket over 180 days. These accounts receivable will be written off against the contractual allowance which is netted against the gross receivable. Since these are written off against the contractual allowance there will be no effect on the financial position or the statement of operations.

d.	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please quantify the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, discuss why this classification is appropriate, and quantify the historical percentage of amounts that get reclassified into self-pay.

Response:

The majority of surgeries performed at the Company’s hospitals are pre approved with the exception of Medicare, Medicaid and self-pay surgeries. As shown in the attached tables, marked as Exhibits 2 and 3, these financial classes make up a small portion of the total accounts receivables. Generally, no amounts get reclassified into self-pay. However, there are some exceptions i.e. where a commercial pre-approval is not approved subsequently, then that accounts receivable may be reclassified to self-pay. Historically, such reclassifications have been insignificant.

2.	Please tell us why management believes that 1% of gross outpatient revenue is an adequate reserve. Please tell us if management performs a specific reserve analysis and if so, how that amount is used in the reserve methodology. Also, please tell us why management has deemed amounts appealed to the State Office of Administrative Hearings or District court as collectible. Tell us in a disclosure-type format the period of time you continue collection efforts until an account is written off. In addition, explain why you normally do not make charge offs against the allowances for uncollectible accounts and historically all charge offs have been against the contractual allowances.

Response:

Management considers the 1% of gross outpatient revenue (the allowance for bad debts) and the contractual allowance in total when assessing the estimated collectible accounts receivable at each balance sheet date. The provision for uncollectible accounts is treated as additional contractual allowance against the gross accounts receivable. It is calculated in addition to the contractual allowance provision. The calculation of the historical cash collections percentage includes all of the Company’s business including billings for outpatient services provided.

Management reviews the accounts receivable by estimating the amount of accounts receivable it expects to collect as of each balance sheet date by hospital. If after reviewing its estimate of amounts to be collected, the estimated amount to be collected is greater than the net accounts receivable as of the balance sheet date no adjustment is made to accounts receivable (i.e. no additional revenue is booked) however if the estimated amount to be collected is less than the net accounts receivable at the balance sheet date, then the accounts receivable is written down to the estimated collectible amount. During the year ended August 31, 2006, the Company wrote down its accounts receivable at one of its locations by $600,000.

The Company exhausts all of its available avenues in collecting its accounts receivable, (particularly in the worker’s compensation arena). This includes the appeal to SOAH or the District Court for workers’ compensation cases where the insurance carrier failed to reimburse the Company in accordance with the rules of reimbursement mandated by Texas state law. Management believes these amounts are collectible due to the recent issuance of the SOAH Order in the Consolidated Stop Loss Legal Issues Docket. In its Order, the nine-judge panel determined the legal interpretation of the stop-loss methodology in the 1997 Acute Care Inpatient Hospital Fee Guideline, or 28 TAC § 134.401. The stop-loss methodology, which allows for the payment of 75% of audited charges, applies to all inpatient cases wherein the audited charges exceed $40,000.

In its Order the En Banc Panel decided that “a hospital establishes eligibility for applying the stop-loss reimbursement methodology under §134.401(c)(4) when total eligible amounts exceed the Stop-Loss Threshold of $40,000. There is no additional requirement for a hospital to establish that any or all of the services are unusually costly or unusually extensive.”

The Order also stated that “eligible items, including those items listed in § 134.4001(c)(4) are included at their post-audit dollar amount in the calculation of the $40,000 Stop-Loss Threshold.” Further, “in calculating whether the Stop-Loss Threshold has been met, all eligible items are included in the hospital’s usual and customary charges.”

The result of the Order is that the Company’s approximately 490 inpatient stop-loss cases pending in SOAH’s Consolidated Docket will return to SOAH’s docket where the rulings in the Order will apply to each case.

The Order supports the Company’s claims for reimbursement, and accordingly, enhances the probability of collection in these cases.

The following is a general time frame of when collection efforts are ceased and the account receivable is written off by financial class:

Workers’ compensation (including MDR cases) - The account is only written off after all collection efforts have failed including the appeals process of MDR which may take several years.

All other financial classes - The account is written off after final settlement with the insurance carrier generally within six to nine months.

3.	Please tell us the amount of minority interest purchased for each year presented and how you accounted for the acquisition of the additional interest. You disclose an extraordinary gain related to the repurchase of minority interest in the years ended August 31, 2006 and 2004, and the three months ended November 30, 2006. Please tell us your basis under GAAP for classifying these items as extraordinary. Additionally, please confirm to us that the accrued liabilities of $350,969 associated with the minority interest purchases in 2004 were deemed no longer payable because it met one of the conditions in paragraph 16 of SFAS 140.

Response:

Please see the attached schedule, marked as Exhibit 4, of minority interest purchases and how the gain was calculated.

The Company presented the gains on the acquisition of minority interest as extraordinary in accordance with FAS 141 Paragraph E5b.(3).

In accordance with paragraph 16 b of SFAS 140 and the advice of legal counsel, management believes that the Company has been legally released from being the primary obligor under the liability. The facts surrounding the liability are as follows:

Certain of the partnership agreements provided a means in which the minority interest holders could be cashed out at net book value. The $350,969 represented the amount by which the net book value exceeded the cash paid for the minority interest in the partnership. At the time of the acquisition of the minority interest, management was of the opinion that it might be obligated to pay the $350,969 to the minority interest holders pursuant to the terms of the partnership agreement because of perceived allegations to do so from the minority interest holder. Through August 31, 2006, the Company received no demand for such payment pursuant to the partnership agreement. Therefore the Company asked for legal advice concerning the liability. Legal counsel advised the Company that the acquisition of the minority interest was outside the partnership agreement and that the Company was not obligated to pay the additional amount. Based upon legal counsel’s advice, the Company extinguished the liability and recorded it as an extraordinary gain. The gain was presented as extraordinary because if the liability had not been established at the date of acquisition it would have been treated as an extraordinary gain on the date of acquisition.

The Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (713) 378-2000 with any questions or if may provide the Staff with any additional information. Thank you for your assistance.

Sincerely,

/s/ Philip Chan
Philip Chan
Chief Financial Officer

CC:	Killman, Murrell & Company P.C.
1931 E. 37th Street, Suite 7
Odessa, Texas 79762

Dynacq Healthcare, Inc.	Exhibit 1

Table of Adjustments to Revenue

	08-31-04	08-31-05	08-31-06	11-30-06
Gross Billed Revenue	$16,421,414		$8,482,598

Contractual Allowance Recorded	(5,583,281)		(5,986,285)

Net Revenue Recorded	10,838,133		2,496,313

Actual Cash Collections	11,671,153		4,928,992

Estimated Adjustment to Revenue	833,019		2,432,679

Actual Adjustment Recorded	$833,019		$2,400,000

Gross Billed Revenue			$6,604,840

Contractual Allowance Recorded			(4,531,716)

Net Revenue Recorded			2,073,124

Actual Cash Collections			3,572,519

Estimated Adjustment to Revenue			1,499,395

Actual Adjustment Recorded			$1,500,000

Dynacq Healthcare, Inc.	Exhibit 2

Detailed Aging Report as of August 31, 2006

Financial Class	In-house	0-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	OVER 180 days	Total	Percent
Workers’ Compensation	$938,566	$3,420,053	$3,574,989	$1,530,306	$719,145	$473,983	$484,455	$267,467	$11,408,964	6%
Medical Dispute Resolution	—	—	231,825	1,981,976	2,442,947	2,614,567	1,911,452	140,188,939	149,371,706	77%
Commercial	1,910,084	4,146,098	2,687,475	1,520,681	1,243,223	1,055,882	191,999	1,995,693	14,751,135	8%
Medicare	147,611	514,549	601,207	594,031	345,596	296,526	133,280	2,274,205	4,907,005	3%
Medicaid	14,505	61,649	15,119	12,683	76,996	10,944	77,448	442,163	711,507	0%
Self-pay	117,622	213,588	237,073	299,825	341,384	296,742	232,979	4,402,720	6,141,933	3%
Other	42,302	193,856	47,933	5,418	298,625	75,242	104,134	5,965,094	6,732,604	3%

Total	$3,170,690	$8,549,793	$7,395,621	$5,944,920	$5,467,916	$4,823,886	$3,135,747	$155,536,282	$194,024,855	100%

Dynacq Healthcare, Inc.	Exhibit 3
Detailed Aging Report as of August 31, 2005

Financial Class	In-house	0-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	OVER 180 days	Total	Percent
Workers’ Compensation	$1,938,043	$4,123,205	$4,656,460	$2,473,538	$530,365	$18,790	$119,250	$359,070	$14,218,721	9%
Medical Dispute Resolution	—	—	161,241	2,276,627	3,554,934	3,480,154	2,828,599	109,750,806	$122,052,361	75%
Commercial	819,039	3,233,219	2,416,607	1,123,221	569,071	619,666	667,687	3,447,235	$12,895,745	8%
Medicare	76,933	174,348	533,996	443,352	230,197	253,025	10,774	952,539	$2,675,164	2%
Medicaid	2,941	25,871	16,046	19,643	29,037	21,077	67,666	148,289	$330,570	0%
Self-pay	139,878	197,343	285,810	211,230	213,027	72,988	141,381	2,331,756	$3,593,413	2%
Other	—	376,734	218,576	177,451	72,551	193,852	376,567	6,629,629	$8,045,360	5%

Total	$2,976,834	$8,130,720	$8,288,736	$6,725,062	$5,199,182	$4,659,552	$4,211,924	$123,619,324	$163,811,334	100%

Dynacq Healthcare, Inc.	Exhibit 4
Minority Interest gains

	11-30-06	08-31-06	08-31-04
Net assets acquired in minority interest acquisition represents the reduction in the minority interest liability	$164,244	$131,205	$1,222,011

Net purchase price	119,000	50,975	570,000

Gross gain	45,244	80,230	652,011

Estimate of future obligations	—	—	(350,969)

Reduction in future obligations	—	350,969	—

Gross extraordinary gain	45,244	431,199	301,042

Less Estimated tax effect	—	—	(102,354)

Extraordinary gain, net of taxes	$45,244	$431,199	$198,688

The Company acknowledges that the cash flow statement for the year ended August 31, 2006 is incorrect in that the loss on the disposal of assets is over stated by $80,230 and the cash used to purchase minority interest is over stated by the same $80,230.

Management believes that this error is immaterial.